2009 Ontario Budget

                           CHAPTER IV

                           BORROWING AND DEBT MANAGEMENT

LONG-TERM PUBLIC BORROWING

[Chart 1, bar graph: Borrowing - All Markets.]

     Ontario successfully  completed its 2008-09 borrowing program,  despite the continuing  challenges  in  the  global  financial  markets.  It  did so by maintaining a flexible  approach and by being responsive to the preferences of bond investors.

     The interim long-term  borrowing for 2008-09 is $28.7 billion,  compared to
     $24.3  billion in the 2008 Budget.  The  difference is primarily due to the projected deficit.

     In  2008-09,  about  34  per  cent  ($9.7  billion)  was  borrowed  in  the international capital markets. HIC OMITTED]

     Bonds issued in foreign currencies were:

[Chart 2, bar graph: Borrowing - Domestic Markets.]

     o    Global bonds in U.S. dollars and euros

     o    Euro  Medium-Term  Notes  (EMTNs)  in  U.K.  sterling,  Swiss  francs,
          Japanese yen, and U.S. and Hong Kong dollars

     o    one Japanese yen loan.

     About $18.9  billion,  or 66 per cent,  of borrowing  was  completed in the domestic market through a number of instruments, including:

     o    syndicated issues

     o    floating rate notes

     o    domestic medium-term notes

     o    bond auctions

     o    real return bonds

     o    Ontario Savings Bonds.

     ----------------------------------------------------------------------------------------------------------------
     2008-09 Borrowing Program: Province and Ontario Electricity Financial Corporation                     Table 1
     ($ Billions)
     ----------------------------------------------------------------------------------------------------------------
                                                                             Budget          Interim  In-Year Change
                                                                              Plan
                                                                     --------------- ---------------- ---------------
     Deficit                                                                    0.0              3.9             3.9
     Non-Cash Adjustments                                                      (0.9)             1.9             2.8
     Investment in Capital Assets                                               4.9              4.3*           (0.6)
     Net Loans/Investments                                                      1.3              0.9            (0.4)
     Debt Maturities                                                           20.5             20.3            (0.2)
     Debt Redemptions                                                           1.0              0.5            (0.5)
     --------------------------------------------------------------- --------------- ---------------- ---------------
     Total Funding Requirement                                                 26.9             31.9             5.0
     Canada Pension Plan Borrowing                                             (0.6)            (0.5)            0.1
     Decrease/(Increase) in Short-Term Borrowing                               (2.0)            (5.5)           (3.5)
     Increase/(Decrease) in Cash and Cash Equivalents                           0.0              2.8             2.8
     --------------------------------------------------------------- --------------- ---------------- ---------------
     Total Long-Term Public Borrowing Requirement                              24.3             28.7             4.4
     --------------------------------------------------------------- --------------- ---------------- ---------------
     *    Using the medium-term outlook  presentation,  the equivalent number is
          $6.2 billion.  The need to maintain  consistency  with the 2008 Budget for comparison purposes required interim investments in capital assets to be presented  differently.  Total capital investments funded remain consistent since school board acquisitions  funded by the Province are part of Net Loans/Investments.
     Note: Numbers may not add due to rounding.
     ----------------------------------------------------------------------------------------------------------------

     The interim total long-term  public borrowing for 2008-09 is $28.7 billion.
     Key  contributors to the increase in the total long-term  public  borrowing requirement include the projected deficit and non-cash adjustments.

     The  restructuring  of the frozen Canadian  asset-backed  commercial  paper
     (ABCP)  market was  completed in January  2009.  Under the  agreement,  the
     Province,  along with the federal government,  Alberta and Quebec, provided assistance  to the ABCP  restructuring  efforts  through  a Senior  Funding
     Facility (SFF). Ontario's contribution to the SFF is the smallest,  with an allocation of $250 million.  The  contribution of the government of Alberta is $300 million,  and Quebec and the federal  government  each  contributed
     $1.3  billion.  No fiscal  impact is expected  from the SFF as it is in the form of an indemnity, which is not expected to be called upon.

     The  Province  received  $636.8  million in  restructured  notes due to its holdings  of  third-party  ABCP.  The  Province  plans to hold the notes to maturity.  By  holding  the  notes to  maturity,  it is  expected  that the
     Province will recover most of the accounting writedown taken last year.

     While no significant  further  writedown is expected,  the Province  —
     with the assistance of external  accounting advisers — will review the accounting  treatment  of  third-party  ABCP  for the  Public  Accounts  of
     Ontario.

     ----------------------------------------------------------------------------------------------------------------
     Medium-Term Borrowing Outlook: Province and Ontario Electricity Financial Corporation                 Table 2
     ($ Billions)
     ----------------------------------------------------------------------------------------------------------------
                                                                            2009-10         2010-11          2011-12
                                                                     --------------- --------------- ----------------
     Deficit                                                                   14.1            12.2              9.7
     Non-Cash Adjustments                                                      (2.0)           (2.5)            (3.0)
     Investment in Capital Assets                                               9.5            11.4             10.4
     Net Loans/Investments                                                      1.9             0.0              0.0
     Debt Maturities:
        Currently Outstanding                                                  14.6            15.7             13.9
        Incremental Impact of Future Financing                                  0.0             0.0              2.8
     Debt Redemptions                                                           0.4             0.4              0.4
     --------------------------------------------------------------- --------------- --------------- ----------------
     Total Funding Requirement                                                 38.5            37.3             34.1
     Canada Pension Plan Borrowing                                             (0.7)            0.0             (1.0)
     Decrease/(Increase) in Short-Term Borrowing                               (3.0)           (1.0)             0.0
     Increase/(Decrease) in Cash and Cash Equivalents                           0.0            (2.0)            (1.0)
     --------------------------------------------------------------- --------------- --------------- ----------------
     Total Long-Term Public Borrowing Requirement                              34.8            34.3             32.1
     --------------------------------------------------------------- --------------- --------------- ----------------
     Note: Numbers may not add due to rounding.
     ----------------------------------------------------------------------------------------------------------------

     To meet additional  borrowing  requirements  for 2009-10 as a result of the deficit and increased investments in capital assets,  Ontario will maintain a flexible  approach and remain  responsive to investor  preferences  as it monitors both domestic and international opportunities.  Diversification of borrowing  sources  will be a primary  objective  in 2009-10.  Depending on market conditions,  the Province plans to borrow 35 per cent to 50 per cent in the international markets.

     The  government  will seek approval  from the  legislature  for  additional borrowing  authority to meet the  Province's  requirements  and to increase short-term borrowing,  while maintaining a prudent and flexible approach in the capital markets.

     Debt

[Chart 3, bar graph: Debt]

     Total debt, which  represents all borrowing  without  offsetting  financial assets, is projected to be $177.3 billion as at March 31, 2009, compared to
     $162.2  billion as at March 31, 2008.  Ontario's net debt,  the  difference between total  liabilities and total financial  assets,  is projected to be
     $149.4 billion as at March 31, 2009, compared to $142.4 billion as at March
     31, 2008.

     Interim 2008-09 results for the Ontario Electricity  Financial  Corporation
     (OEFC)  show a  projected  excess of revenue  over  expense of almost  $1.0 billion,  reducing the Corporation's  unfunded liability (or "stranded debt of the  electricity  sector")  from $17.2  billion as at March 31,  2008 to
     $16.3 billion as at March 31, 2009.  Projected  2009-10 OEFC results are an excess of revenue over expense of about $1.2 billion, reducing the unfunded liability to $15.1 billion at March 31, 2010.

     Total Debt Composition

[Chart 4, bar graph: Total Debt Composition.]

     Total  debt is  composed  of bonds  issued in the public  capital  markets, non-public debt, treasury bills and U.S. commercial paper.

     Public debt totals $158.7 billion,  primarily consisting of bonds issued in the domestic and international  markets in 11 currencies.  Ontario also has
     $18.6 billion  outstanding in non-public  debt issued in Canadian  dollars.
     Non-public  debt  consists  of debt  instruments  issued  to  public-sector pension funds in Ontario and the Canada Pension Plan Investment Board. This
     debt is not marketable and cannot be traded.

[Chart 5, bar graph: Net Debt-to-GDP]

     Debt-to-GDP Ratios

     The Province's debt-to-GDP ratios are expected to increase over the next three years, reflecting investments to preserve and create jobs, as well as investments in key priority areas.

[Chart 6, bar graph: Accumulated Deficit-to-GDP.]

     The net debt-to-GDP ratio is expected to increase more rapidly than accumulated deficit-to-GDP because net debt-to-GDP includes the Province's significant investments in capital.

     The ratios stabilize and begin to decline during the period of the recovery plan to balance the budget.

     Comparative Debt Ratios

[Chart 7, bar graph: Net Debt-to-GDP Provincial Comparison]

[Chart 8, bar graph: Net Debt-to-GDP G7 Countries and Ontario]

     In  2007-08,  the most  recent  year for which  data is  available  for all jurisdictions,  Ontario's  net  debt-to- GDP level was below the median for the provinces.

     In 2008-09,  Canada and Ontario's  combined net  debt-to-GDP  was below the average compared to G7 countries.

     Cost of Debt

[Chart 9, bar graph: Effective Interest Rate (Weighted Average) on Debt]

     The effective interest rate (on a weighted-average  basis) on total debt is estimated  to be 5.19 per cent as at March 31, 2009 (March 31,  2008,  5.76 per cent).  For  comparison,  as at March 31, 1993, the effective  interest rate on total debt was 10.14 per cent.

     The effective interest rate on public debt is estimated to be 4.86 per cent as at March 31,  2009  (March  31,  2008,  5.35 per  cent).  The  effective interest  rate on  non-public  debt is  estimated to be 8.05 per cent as at
     March 31, 2009 (March 31, 2008, 8.59 per cent).

     Risk Exposure

     The  Province  limits  itself  to a  maximum  net  interest-rate  resetting exposure  of 35 per  cent of debt  issued  for  Provincial  purposes  and a maximum  foreign-exchange  exposure  of five  per cent of debt  issued  for
     Provincial  purposes.  As at  February  28,  2009,  the  net  interest-rate resetting exposure was 13.4 per cent and foreign-exchange  exposure was 0.2 per cent. All exposures remained well below policy limits in 2008-09.

Consolidated Financial Tables
---------------------------------------------------------------------------------------------------------------------------
Net Debt and Accumulated Deficit                                                                                Table 3
Interim 2009                                                                                               ($ Millions)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                       Interim        Plan
                                                       2004-05       2005-06    2006-07     2007-08    2008-09     2009-10
                                                 -------------- ------------- ---------- ----------- ---------- -----------
Debt(1)
Publicly Held Debt
   Bonds(2)                                            125,279       123,129    128,666     134,362    145,663     168,361
   Treasury Bills                                        3,747         5,215      4,249       5,092      9,430      12,465
   U.S. Commercial Paper(2)                                269           706        254         644      1,809       1,809
   Ontario Infrastructure Projects Corporation           1,288         1,323      1,262       1,632      1,700       1,996
   (OIPC)(3)
   Other                                                   404           387          -           -          -           -
                                                 -------------- ------------- ---------- ----------- ---------- -----------
                                                       130,987       130,760    134,431     141,730    158,602     184,631
                                                 -------------- ------------- ---------- ----------- ---------- -----------
Non-Public Debt
   Canada Pension Plan Investment Board                 10,233        10,233     10,233      10,233     10,233       9,797
   Ontario Teachers' Pension Fund                        8,666         7,596      6,411       4,466      3,001       1,765
   Public Service Pension Fund                           2,886         2,705      2,502       2,260      1,991       1,713
   Ontario Public Service Employees' Union               1,371         1,285      1,188       1,074        946         814
   Pension Fund (OPSEU)
   Canada Mortgage and Housing Corporation               1,003           960        914         863        810         754
   Other(4)                                              1,231         1,367      1,314       1,430      1,642       1,469
                                                 -------------- ------------- ---------- ----------- ---------- -----------
                                                        25,390        24,146     22,562      20,326     18,623      16,312
                                                 -------------- ------------- ---------- ----------- ---------- -----------
                                                       156,377       154,906    156,993     162,056    177,225     200,943
Unrealized Foreign Exchange Gains                          424           426        318         161         77          47
                                                 -------------- ------------- ---------- ----------- ---------- -----------
Total Debt                                             156,801       155,332    157,311     162,217    177,302     200,990
                                                 -------------- ------------- ---------- ----------- ---------- -----------
Cash and Temporary Investments(5)                      (13,422)       (6,258)    (6,622)     (7,124)    (9,929)     (9,929)
Other Net (Assets)/Liabilities(6)                       (1,193)       (5,824)    (8,493)    (11,230)   (16,505)    (19,226)
OIPC Net (Assets)/Other Liabilities(3)                  (1,265)       (1,322)    (1,096)     (1,445)    (1,511)     (2,005)
                                                 -------------- ------------- ---------- ----------- ---------- -----------
Net Debt                                               140,921       141,928    141,100     142,418    149,357     169,830
Non-Financial Assets(7)                                (15,178)      (32,773)   (34,324)    (36,801)   (39,850)    (46,223)
------------------------------------------------ -------------- ------------- ---------- ----------- ---------- -----------
Accumulated Deficit(8)                                 125,743       109,155    106,776     105,617    109,507     123,607
---------------------------------------------------------------------------------------------------------------------------

(1)  Includes  debt  issued  by  the  Province  and  Government   Organizations,
     including the OEFC.

(2)  All balances are expressed in Canadian dollars.  The balances above reflect the effect of related derivative contracts.

(3)  OIPC's  interim  2008-09 debt is composed of  Infrastructure  Renewal Bonds
     ($1.25 billion) and short-term commercial paper ($450 million). OIPC's debt is not  guaranteed by the  Province.  OIPC Net  (Assets)/Other  Liabilities
     include cash, temporary investments, accounts receivable, loans receivable, debt issue costs, accounts payable and loans payable.

(4)  Other non-public debt includes Ontario Municipal Employees Retirement Fund,
     College of Applied Arts and  Technology  Pension Plan,  Ryerson  Retirement
     Pension Plan, Ontario Immigrant  Investor  Corporation and indirect debt of school boards (the indirect debt of school boards was incurred in June 2003 to refinance  the  non-permanently  financed debt of 55 school  boards;  an equivalent  amount is included in Net Assets as advance  payments to school boards).

(5)  Cash  and   Temporary   Investments   excludes   OIPC  cash  and  temporary
     investments,  which are reported  separately under OIPC Net (Assets)/ Other
     Liabilities.

(6)  Other  Net   (Assets)/Liabilities   include  accounts   receivable,   loans
     receivable,  advances and investments in government  business  enterprises, accounts payable, accrued liabilities, pensions and the liability for power purchase agreements with non-utility generators.

(7)  Non-financial assets include the Province's tangible capital assets and net assets of  hospitals,  school  boards and  colleges,  which,  starting with fiscal year 2005-06, are consolidated using one-line consolidation.

(8)  Accumulated deficit represents net debt adjusted for non-financial  assets.
     Starting with 2005-06,  accumulated  deficit  includes the opening combined net assets of hospitals, school boards and colleges.

Source: Ontario Ministry of Finance.
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Debt Maturity Schedule                                                                                      Table 4
Interim 2009                                                                                          ($ Millions)
----------------------------------------------------------------------------------------------------------------------
                                                                    Currency
-------------------------- -------------------------------------------------------------------------------------------
                                                                                                  Interim
                                 Canadian    U.S.        Japanese                Other            2008-09     2007-08
                                  Dollar    Dollar          Yen     Euro(1)   Currencies(2)         Total       Total
---------------------------------------------------------------------------------------------------------- -----------
Fiscal Year Payable
---------------------------------------------------------------------------------------------------------- -----------
Year 1                            19,010     3,443          747    1,490             870           25,560      27,035
Year 2                            12,612     3,519            -        -             252           16,383      13,696
Year 3                             8,770     4,924            -        -              47           13,741      11,038
Year 4                             7,886     3,530            -        -             550           11,966       7,352
Year 5                            12,830     1,010          182    2,404             554           16,980      11,317
-------------------------- -------------- --------- ------------ -------- --------------- ---------------- -----------
1-5 years                         61,108    16,426          929    3,894           2,273           84,630      70,438
6-10 years                        19,495     4,957          161      385           2,302           27,300      30,670
11-15 years                       11,097         -            -        -               -           11,097       9,037
16-20 years                       16,658         -            -        -               -           16,658      14,710
21-25 years                        8,819         -            -        -               -            8,819      13,469
26-46 years(3)                    28,721         -            -        -               -           28,721      23,732
Unamortized Foreign
   Exchange Gains                      -        84            -        -              (7)              77         161
-------------------------- -------------- --------- ------------ -------- --------------- ---------------- -----------
Total(4)                         145,898    21,467        1,090    4,279           4,568          177,302     162,217
-------------------------- -------------- --------- ------------ -------- --------------- ---------------- -----------
Debt Issued for                                           1,090    4,100           3,230
   Provincial Purposes           121,065    19,738                                                149,223     133,880
OEFC Debt                         24,833     1,729            -      179           1,338           28,079      28,337

-------------------------- -------------- --------- ------------ -------- --------------- ---------------- -----------
Total(5)                         145,898    21,467        1,090    4,279           4,568          177,302     162,217
----------------------------------------------------------------------------------------------------------------------
(1)  Euro includes debt issued in euros and French franc legacy currency.
(2)  Other  currencies  comprise  Australian  dollar,  New Zealand dollar,  U.K.
     sterling, Swiss franc, Hong Kong dollar, South African rand and New Turkish lira.
(3)  The longest term to maturity is to June 2, 2054.
(4)  Total foreign currency denominated debt (before unrealized foreign exchange gains) as at March 31, 2009, is projected to be $31.4 billion (2008,  $24.7 billion).  Of that, $31.0 billion or 99.0 per cent (2008,  $23.9 billion or
     96.8 per cent) was fully hedged to Canadian dollars.
(5)  Total debt includes issues totalling $2.4 billion (2008, $2.7 billion) that have embedded options  exercisable by either the Province or the bondholder under specific conditions.
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Medium-Term Outlook                                                                                         Table 5
Net Debt and Accumulated Deficit                                                                       ($ Billions)
----------------------------------------------------------------------------------------------------------------------
                                                                                               2010-11        2011-12
                                                                                        --------------- --------------
Total Debt                                                                                       220.3          236.6
Cash and Temporary Investments                                                                    (7.9)          (6.9)
Other Net (Assets)/Liabilities                                                                   (20.6)         (21.6)
OIPC Net (Assets)/Liabilities                                                                     (2.3)          (2.6)
--------------------------------------------------------------------------------------- --------------- --------------
Net Debt                                                                                         189.5          205.4
Non-Financial Assets                                                                             (53.7)         (59.9)
--------------------------------------------------------------------------------------- --------------- --------------
Accumulated Deficit                                                                              135.8          145.5
--------------------------------------------------------------------------------------- --------------- --------------
Note: Numbers may not add due to rounding.
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Derivative Portfolio Notional Value                                                                         Table 6
Interim 2009                                                                                           ($ Millions)
----------------------------------------------------------------------------------------------------------------------
                                                                                                   Interim
     Maturity in                                                                  6-10  Over 10    2008-09    2007-08
     Fiscal Year      2009-10     2010-11     2011-12    2012-13    2013-14      Years    Years      Total      Total
------------------- ---------- ----------- ----------- ---------- ---------- ---------- -------- ---------- ----------
Swaps:
Interest rate           9,529       9,200      11,144      8,347      5,838     22,997    6,651     73,706     61,028
Cross currency          5,380       3,194       3,097      3,791      6,423     10,485        -     32,370     27,032
Forward foreign
   exchange
   contracts            7,665           -           -          -          -          -        -      7,665      2,649
Caps and floors            88           -           -          -          -          -        -         88         88
------------------- ---------- ----------- ----------- ---------- ---------- ---------- -------- ---------- ----------
Total                  22,662      12,394      14,241     12,138     12,261     33,482    6,651    113,829     90,797
------------------- ---------- ----------- ----------- ---------- ---------- ---------- -------- ---------- ----------

     The  table  above   presents  the  maturity   schedule  of  the  Province's
     derivatives,  by type,  interim at March 31,  2009,  based on the  notional amounts  of  the  contracts.  Notional  amounts  represent  the  volume  of outstanding  derivative  contracts  and are not  indicative of credit risk, market risk or actual cash flows.  The Province uses  derivatives  to hedge and to minimize interest costs. Hedges are created primarily through swaps.
     Swaps  allow the  Province  to  offset  existing  obligations,  effectively converting them into obligations with more desirable characteristics.